FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	October	……………………………………………… ,	2017

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	October 24, 2017	By……/s/……………Eiji Shimizu………
(Signature)*

Eiji Shimizu General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2017

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2017

October 24, 2017

CONSOLIDATED RESULTS FOR THE THIRD QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended September 30, 2017	Three months ended September 30, 2016	Change(%)		Three months ended September 30, 2017
Net sales	¥994,490	¥778,838	+	27.7	$8,800,796
Operating profit	80,459	40,015	+	101.1	712,027
Income before income taxes	87,801	45,263	+	94.0	777,000
Net income attributable to Canon Inc.	¥63,051	¥24,381	+	158.6	$557,973

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥58.39	¥22.33	+	161.5	$0.52
- Diluted	58.39	22.33	+	161.5	0.52

CONSOLIDATED RESULTS FOR THE NINE MONTHS

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Nine months ended September 30, 2017	Nine months ended September 30, 2016	Change(%)		Nine months ended September 30, 2017	Year ending December 31, 2017	Change(%)

Net sales	¥2,959,724	¥2,436,314	+	21.5	$26,192,248	¥4,080,000	+	19.9
Operating profit	252,443	148,698	+	69.8	2,234,009	350,000	+	52.9
Income before income taxes	265,367	172,016	+	54.3	2,348,381	365,000	+	49.2
Net income attributable to Canon Inc.	¥187,320	¥105,820	+	77.0	$1,657,699	¥245,000	+	62.6

Net income attributable to Canon Inc. shareholders per share:

- Basic	¥172.30	¥96.90	+	77.8	$1.52	¥225.71	+	63.6
- Diluted	172.30	96.90	+	77.8	1.52	-		-

	Actual
	As of September 30, 2017	As of December 31, 2016	Change(%)		As of September 30, 2017
Total assets	¥5,185,937	¥5,138,529	+	0.9	$45,893,248

Canon Inc. shareholders’ equity	¥2,792,601	¥2,783,129	+	0.3	$24,713,283

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY113=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 29, 2017, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2017 Third Quarter in Review

Looking back at the global economy in the third quarter of 2017, the U.S. economy continued to grow steadily as employment conditions continued to improve and consumer spending was stable. In Europe, unemployment rate decreased and capital investment showed signs of recovery mainly in such developed countries as Germany. The Chinese economy rallied due to public investments and the economies of emerging countries continued to realize moderate growth due to strong exports. In Japan, corporate earnings improved and consumer spending showed signs of recovery. As a result, the global economy overall continued to realize moderate growth.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) overall remained at around the same level as the previous year amid the increase in demand for color models, while demand for laser printers continued to recover in emerging countries, centered on China, as the economy recovered. Demand for cameras shrank moderately, while demand for inkjet printers remained at the same level as the previous year. Additionally, there was solid demand for medical equipment, mainly in developed countries. Within the Industry and Others sector, demand for flat panel display (FPD) lithography equipment and manufacturing equipment for organic LED (OLED) displays enjoyed strong growth.

The average value of the yen during the third quarter was ¥110.93 against the U.S. dollar, a year-on-year depreciation of approximately ¥9, and ¥130.42 against the euro, a year-on-year depreciation of approximately ¥16. As for the first nine months of the year, the average value of the yen was ¥111.82 against the U.S. dollar, a year-on-year depreciation of approximately ¥4, and ¥124.39 against the euro, a year-on-year depreciation of approximately ¥3.

During the third quarter, unit sales of office MFDs increased compared with the same period of the previous year due to the expanded sales of color models. The sales of laser printers increased compared with the same period of the previous year, supported by the steady sales of high-end models and consumables. While unit sales of interchangeable-lens digital cameras decreased compared with the same period of the previous year, unit sales of digital compact cameras increased, owing to increased sales of high-value-added models and shortages resulting from the Kumamoto earthquake being resolved. Looking at inkjet printers, unit sales increased compared with the same period of the previous year, thanks to such factors as strong sales of newly launched home-use models and refillable ink tank models for emerging countries. Additionally, sales of FPD lithography equipment and manufacturing equipment for OLED displays significantly exceeded those of the previous year, thanks to favorable market conditions, and sales of network cameras increased steadily. Under these conditions, along with the impact of acquiring Toshiba Medical Systems Corporation (TMSC), third-quarter net sales increased by 27.7% year on year to ¥994.5 billion. Net sales for the nine months ended September 30, 2017 increased by 21.5% year on year to ¥2,959.7 billion. The gross profit ratio increased by 0.1 points to 48.5%, and gross profit increased by 28.0% year on year to ¥482.2 billion, thanks to such factors as the increase in sales and continuous cost down efforts. Operating expenses increased by 19.4% year on year to ¥401.8 billion mainly due to the impact of acquiring TMSC. As a result, third-quarter operating profit increased by 101.1% to ¥80.5 billion. Other income (deductions) increased by ¥2.1 billion mainly due to gain on securities contributed to retirement benefit trust and foreign currency exchange losses while income before income taxes increased by 94.0% year on year to ¥87.8 billion and net income attributable to Canon Inc. increased by 158.6% to ¥63.1 billion. Operating profit for the first nine months of the year increased by 69.8% to ¥252.4 billion while income before income taxes increased by 54.3% to ¥265.4 billion and net income attributable to Canon Inc. for the first nine months increased by 77.0% to ¥187.3 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥58.39 for the third quarter, a year-on-year increase of ¥36.06, and ¥172.30 for the first nine months, a year-on-year increase of ¥75.40.

Results by Segment

Looking at Canon’s third-quarter performance by business unit, beginning with the Office Business Unit, unit sales of office MFDs increased from the same period of the previous year, supported by steady sales of newly launched color A3 (12”x18”) imageRUNNER ADVANCE C3500-series models and A3 (12”x18”) imageRUNNER ADVANCE C5500-series models, launched in the previous year. Among high-speed continuous-feed printers, sales of the Océ-produced VarioPrint i300, a high-speed sheet-fed color inkjet press, increased year on year. As for laser printers, sales increased from the same period of the previous year, supported by steady sales of high-end models and significant sales growth in consumables. These factors resulted in total sales for the business unit of ¥444.3 billion, a year-on-year increase of 8.1%, while operating profit totaled ¥42.1 billion, a year-on-year increase of 47.3%. Sales for the combined first nine months of the year totaled ¥1,372.7 billion, a year-on-year increase of 3.8%, while operating profit totaled ¥153.4 billion, a year-on-year increase of 26.9%.

Within the Imaging System Business Unit, although sales volume of interchangeable-lens digital cameras declined compared with the previous year, owing to the shrinking market, unit sales of such newly launched models as EOS 6D Mark II enjoyed solid demand, allowing Canon to maintain the top share in the U.S., Japan, and major countries in Europe. As for digital compact cameras, sales of high-value-added models enjoyed solid demand; supported by healthy demand for the newly launched G9 X Mark II, part of the high-image-quality PowerShot G-series lineup, leading to an increase in unit sales from the same period of the previous year. Additionally, the decline in sales in the previous year due to shortages resulting from the Kumamoto earthquake contributed to the increase in unit sales for this year. As for inkjet printers, the newly designed home-use TS-series and refillable ink tank models that target emerging countries enjoyed strong demand, resulting in unit sales increasing from the same period of the previous year. As a result, sales for the business unit increased by 9.0% to ¥270.5 billion year on year, while operating profit totaled ¥39.2 billion, a year-on-year increase of 31.1%. Sales for the combined first nine months of the year totaled ¥795.3 billion, a year-on-year increase of 3.2%, while operating profit totaled ¥116.9 billion, a year-on-year increase of 26.1%.

Within the Medical System Business Unit, TMSC’s computed tomography products maintained the top share in the Japanese market. As for diagnostic ultrasound systems, sales remained firm for the Aplio i-series, which delivers high-resolution imaging. As a result, sales for the business unit totaled ¥112.1 billion, while operating profit totaled ¥7.5 billion. Sales for the combined first nine months of the year totaled ¥332.5 billion while operating profit totaled ¥17.6 billion.

In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment increased from the same period of the previous year as a result of increasing demand for memory devices used in data centers. Additionally, sales of FPD lithography equipment and manufacturing equipment for OLED displays increased significantly in response to continued growing demand for high-definition OLED displays used in mobile devices. As for network cameras, amid the increasing market demand, sales increased considerably compared with the previous year thanks to efforts to strengthen the product lineup. Consequently, sales for the business unit increased by 35.9% year on year to ¥191.5 billion, while operating profit grew by ¥14.4 billion from the previous year to ¥18.8 billion. Sales for the combined first nine months of the year totaled ¥526.4 billion, a year-on-year increase of 28.7%, while operating profit grew by ¥36.4 billion from the previous year to ¥40.7 billion.

Cash Flow

During the first nine months of 2017, cash flow from operating activities totaled ¥414.5 billion, an increase of ¥71.1 billion compared with the previous year, mainly owing to improvements in profitability. Cash flow from investing activities decreased by ¥692.8 billion year on year to ¥132.2 billion due to the payment made in the previous year for the right to acquire all of the shares of TMSC. Accordingly, free cash flow totaled ¥282.4 billion, an increase of ¥763.9 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥269.8 billion, mainly owing to the dividend payout, the repurchasing of treasury stock, and the repayment of long-term debt.

Owing to these factors, as well as the impact of foreign currency translation adjustments, cash and cash equivalents increased by ¥16.6 billion to ¥646.8 billion from the end of the previous year.

Outlook

As for the outlook in the fourth quarter, the U.S. economy is expected to continue to recover as employment conditions and corporate earnings steadily improve. The European economy is expected to recover slowly due to increasing uncertainty surrounding the U.K.’s decision to leave the EU. Looking at China, the economy is expected to stabilize through changes in fiscal policy, while emerging economies, such as those of Southeast Asia, Russia and Brazil, are expected to recover along with the rising price of natural resources. With regard to the Japanese economy, the outlook indicates a trend of gradual recovery supported by improved employment conditions. Overall, the pace of recovery of the global economy is expected to grow stronger, despite such concerns as increasing geopolitical risks.

In the businesses in which Canon is involved, for office MFDs, demand for color models is expected to grow moderately despite the contraction of the market for monochrome models, leading to the same level of demand overall compared with the previous year. Looking at the laser printer market, demand for printers is expected to continue to improve in emerging countries as the economy recovers. For interchangeable-lens digital cameras, although demand continues to decrease primarily in developed countries, the pace of decline is gradually decelerating. Projections for digital compact cameras indicate continued market contraction, centered mainly on low-priced models, despite solid demand for high-value-added models. With regard to inkjet printers, the contracting market showed signs of bottoming out, with demand leveling off to remain in line with that of the previous year. As for the medical equipment market, demand is expected to remain firm in response to replacement demand for medical equipment in developed countries and increasing medical needs associated with population growth in emerging countries. Looking at industrial equipment, within the semiconductor lithography equipment segment, the market is expected to remain at the same level as the previous year, while the outlook for FPD lithography equipment and OLED display manufacturing equipment points to continued active capital investment by panel manufacturers, which is expected to increase demand. The network camera market is also expected to grow in response to the increasing use of network cameras for diverse applications in such areas as marketing support in addition to increasing security needs.

With regard to currency exchange rates for the fourth quarter, on which Canon’s performance outlook is based, Canon anticipates exchange rates of ¥112 to the U.S. dollar and ¥132 to the euro, representing depreciations of approximately ¥3 against the U.S. dollar and approximately ¥6 against the euro compared with the annual average rates of the previous year.

Upon taking into consideration the impact of acquiring TMSC and the current economic forecast, Canon projects full-year consolidated net sales in 2017 of ¥4,080.0 billion, a year-on-year increase of 19.9%; operating profit of ¥350.0 billion, a year-on-year increase of 52.9%; income before income taxes of ¥365.0 billion, a year-on-year increase of 49.2%; and net income attributable to Canon Inc. of ¥245.0 billion, a year-on-year increase of 62.6%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2017		Change	Year ended December 31, 2016	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	4,050,000	4,080,000	30,000	3,401,487	+19.9%
Operating profit	330,000	350,000	20,000	228,866	+52.9%
Income before income taxes	340,000	365,000	25,000	244,651	+49.2%
Net income attributable to Canon Inc.	220,000	245,000	25,000	150,650	+62.6%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of September 30, 2017	As of December 31, 2016	Change
ASSETS
Current assets:
Cash and cash equivalents	646,841	630,193	16,648
Short-term investments	14,960	3,206	11,754
Trade receivables, net	591,036	641,458	(50,422)
Inventories	620,999	560,736	60,263
Prepaid expenses and other current assets	280,028	264,155	15,873

Total current assets	2,153,864	2,099,748	54,116
Noncurrent receivables	35,039	29,297	5,742
Investments	61,353	73,680	(12,327)
Property, plant and equipment, net	1,132,865	1,194,976	(62,111)
Intangible assets, net	430,528	446,268	(15,740)
Goodwill	974,135	936,424	37,711
Other assets	398,153	358,136	40,017

Total assets	5,185,937	5,138,529	47,408

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	38,280	1,850	36,430
Trade payables	382,576	372,269	10,307
Accrued income taxes	50,899	30,514	20,385
Accrued expenses	325,534	304,901	20,633
Other current liabilities	263,945	273,835	(9,890)

Total current liabilities	1,061,234	983,369	77,865
Long-term debt, excluding current installments	564,463	611,289	(46,826)
Accrued pension and severance cost	409,263	407,200	2,063
Other noncurrent liabilities	139,585	142,049	(2,464)

Total liabilities	2,174,545	2,143,907	30,638

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	401,379	401,385	(6)
Legal reserve	66,876	66,558	318
Retained earnings	3,374,712	3,350,728	23,984
Accumulated other comprehensive income (loss)	(166,661)	(199,881)	33,220
Treasury stock, at cost	(1,058,467)	(1,010,423)	(48,044)

Total Canon Inc. shareholders’ equity	2,792,601	2,783,129	9,472
Noncontrolling interests	218,791	211,493	7,298

Total equity	3,011,392	2,994,622	16,770

Total liabilities and equity	5,185,937	5,138,529	47,408

	Millions of yen
	As of September 30, 2017	As of December 31, 2016
Notes:
1. Allowance for doubtful receivables	12,886	11,075
2. Accumulated depreciation	2,629,612	2,578,342
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	21,809	(13,960)
Net unrealized gains and losses on securities	10,628	15,251
Net gains and losses on derivative instruments	(1,089)	(2,742)
Pension liability adjustments	(198,009)	(198,430)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the third quarter	Millions of yen
	Three months ended September 30, 2017	Three months ended September 30, 2016	Change(%)

Net sales	994,490	778,838	+	27.7
Cost of sales	512,256	402,226

Gross profit	482,234	376,612	+	28.0
Operating expenses:
Selling, general and administrative expenses	320,284	263,607
Research and development expenses	81,491	72,990

	401,775	336,597

Operating profit	80,459	40,015	+	101.1
Other income (deductions):
Interest and dividend income	1,569	1,052
Interest expense	(229)	(321)
Other, net	6,002	4,517

	7,342	5,248

Income before income taxes	87,801	45,263	+	94.0

Income taxes	21,200	18,473

Consolidated net income	66,601	26,790
Less: Net income attributable to noncontrolling interests	3,550	2,409

Net income attributable to Canon Inc.	63,051	24,381	+	158.6

Results for the nine months	Millions of yen
	Nine months ended September 30, 2017	Nine months ended September 30, 2016	Change(%)

Net sales	2,959,724	2,436,314	+	21.5
Cost of sales	1,513,594	1,222,588

Gross profit	1,446,130	1,213,726	+	19.1
Operating expenses:
Selling, general and administrative expenses	950,443	836,604
Research and development expenses	243,244	228,424

	1,193,687	1,065,028

Operating profit	252,443	148,698	+	69.8
Other income (deductions):
Interest and dividend income	4,534	3,584
Interest expense	(582)	(842)
Other, net	8,972	20,576

	12,924	23,318

Income before income taxes	265,367	172,016	+	54.3

Income taxes	69,248	59,930

Consolidated net income	196,119	112,086
Less: Net income attributable to noncontrolling interests	8,799	6,266

Net income attributable to Canon Inc.	187,320	105,820	+	77.0

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the third quarter	Millions of yen
	Three months ended September 30, 2017	Three months ended September 30, 2016	Change(%)

Consolidated net income	66,601	26,790	+ 148.6
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	40,693	(26,415)
Net unrealized gains and losses on securities	(3,912)	2,147
Net gains and losses on derivative instruments	(28)	(806)
Pension liability adjustments	212	(233)

	36,965	(25,307)

Comprehensive income (loss)	103,566	1,483	-
Less: Comprehensive income (loss) attributable to noncontrolling interests	5,112	896

Comprehensive income (loss) attributable to Canon Inc.	98,454	587	-

Results for the nine months	Millions of yen
	Nine months ended September 30, 2017	Nine months ended September 30, 2016	Change(%)

Consolidated net income	196,119	112,086	+ 75.0
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	38,089	(296,673)
Net unrealized gains and losses on securities	(4,503)	(4,187)
Net gains and losses on derivative instruments	1,679	1,566
Pension liability adjustments	232	2,620

	35,497	(296,674)

Comprehensive income (loss)	231,616	(184,588)	-
Less: Comprehensive income (loss) attributable to noncontrolling interests	11,076	(3,839)

Comprehensive income (loss) attributable to Canon Inc.	220,540	(180,749)	-

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the third quarter	Millions of yen
Sales by business unit	Three months ended September 30, 2017	Three months ended September 30, 2016	Change(%)
Office	444,327	411,221	+	8.1
Imaging System	270,521	248,188	+	9.0
Medical System	112,133	-		-
Industry and Others	191,477	140,884	+	35.9
Eliminations	(23,968)	(21,455)		-

Total	994,490	778,838	+	27.7

	Millions of yen
Sales by region	Three months ended September 30, 2017	Three months ended September 30, 2016	Change(%)
Japan	200,672	164,807	+	21.8
Overseas:
Americas	274,092	224,757	+	22.0
Europe	243,756	194,540	+	25.3
Asia and Oceania	275,970	194,734	+	41.7

	793,818	614,031	+	29.3

Total	994,490	778,838	+	27.7

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Net sales for the three months ended September 30, 2016 were not restated since they were not material.

Results for the nine months	Millions of yen
Sales by business unit	Nine months ended September 30, 2017	Nine months ended September 30, 2016	Change(%)
Office	1,372,729	1,321,969	+	3.8
Imaging System	795,268	770,547	+	3.2
Medical System	332,505	-		-
Industry and Others	526,420	409,026	+	28.7
Eliminations	(67,198)	(65,228)		-

Total	2,959,724	2,436,314	+	21.5

	Millions of yen
Sales by region	Nine months ended September 30, 2017	Nine months ended September 30, 2016	Change(%)
Japan	642,136	501,883	+	27.9
Overseas:
Americas	804,238	696,077	+	15.5
Europe	739,311	651,199	+	13.5
Asia and Oceania	774,039	587,155	+	31.8

	2,317,588	1,934,431	+	19.8

Total	2,959,724	2,436,314	+	21.5

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Net sales for the nine months ended September 30, 2016 were not restated since they were not material.

Notes:	1.

 The primary products included in each of the segments are as follows:

Office Business Unit:

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems /

High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit:

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras /

Interchangeable lenses / Compact photo printers / Inkjet printers / Large format inkjet printers / Commercial photo printers /

Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Medical System Business Unit:

Digital radiography systems / Diagnostic x-ray systems / Computed tomography / Magnetic resonance imaging /

Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit:

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals /

Document scanners

2.

 The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Cash flows from operating activities:
Consolidated net income	196,119	112,086
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	194,280	185,855
Loss on disposal of fixed assets	4,211	4,174
Gain on securities contributed to retirement benefit trust	(7,655)	-
Deferred income taxes	(9,308)	(5,708)
Decrease in trade receivables	59,997	87,122
Increase in inventories	(51,633)	(50,969)
Increase in trade payables	9,796	31,549
Increase (decrease) in accrued income taxes	19,806	(21,842)
Increase (decrease) in accrued expenses	15,918	(4,196)
Increase (decrease) in accrued (prepaid) pension and severance cost	(934)	6,384
Other, net	(16,091)	(1,092)

Net cash provided by operating activities	414,506	343,363

Cash flows from investing activities:
Purchases of fixed assets	(140,679)	(162,347)
Proceeds from sale of fixed assets	23,082	5,022
Purchases of available-for-sale securities	(345)	(84)
Proceeds from sale and maturity of available-for-sale securities	705	408
(Increase) decrease in time deposits, net	(10,774)	10,112
Acquisitions of businesses, net of cash acquired	(6,557)	(9,239)
Purchases of other investments	(836)	(669,962)
Other, net	3,252	1,181

Net cash used in investing activities	(132,152)	(824,909)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,255	410
Repayments of long-term debt	(54,787)	(664)
Increase in short-term loans, net	3,784	610,011
Purchases of noncontrolling interests	-	(4,993)
Dividends paid	(162,887)	(163,810)
Repurchases and reissuance of treasury stock	(50,020)	(8)
Other, net	(7,188)	(4,607)

Net cash provided by (used in) financing activities	(269,843)	436,339

Effect of exchange rate changes on cash and cash equivalents	4,137	(53,926)

Net change in cash and cash equivalents	16,648	(99,133)

Cash and cash equivalents at beginning of period	630,193	633,613

Cash and cash equivalents at end of period	646,841	534,480

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6. SEGMENT INFORMATION

  SEGMENT INFORMATION BY BUSINESS UNIT

Results for the third quarter	Millions of yen
	Three months ended September 30, 2017	Three months ended September 30, 2016	Change(%)
Office
Net sales:
External customers	443,779	410,708	+	8.1
Intersegment	548	513	+	6.8

Total	444,327	411,221	+	8.1

Operating cost and expenses	402,270	382,669	+	5.1

Operating profit	42,057	28,552	+	47.3

Imaging System
Net sales:
External customers	270,378	247,966	+	9.0
Intersegment	143	222	-	35.6

Total	270,521	248,188	+	9.0

Operating cost and expenses	231,355	218,318	+	6.0

Operating profit	39,166	29,870	+	31.1

Medical System
Net sales:
External customers	111,327	-		-
Intersegment	806	-		-

Total	112,133	-		-

Operating cost and expenses	104,636	-		-

Operating profit	7,497	-		-

Industry and Others
Net sales:
External customers	169,006	120,164	+	40.6
Intersegment	22,471	20,720	+	8.5

Total	191,477	140,884	+	35.9

Operating cost and expenses	172,648	136,475	+	26.5

Operating profit	18,829	4,409	+	327.1

Corporate and Eliminations
Net sales:
External customers	-	-		-
Intersegment	(23,968)	(21,455)		-

Total	(23,968)	(21,455)		-

Operating cost and expenses	3,122	1,361		-

Operating profit	(27,090)	(22,816)		-

Consolidated
Net sales:
External customers	994,490	778,838	+	27.7
Intersegment	-	-		-

Total	994,490	778,838	+	27.7

Operating cost and expenses	914,031	738,823	+	23.7

Operating profit	80,459	40,015	+	101.1

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Operating results for the three months ended September 30, 2016 were not restated since they were not material.

*Operating results pertaining to TMSC, a company acquired in December 2016, are included in “Medical System” for the third quarter of 2017. Amortization costs of identified intangible assets resulting from the purchase price allocation of TMSC are included in “Corporate and Eliminations”.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the nine months	Millions of yen
	Nine months ended September 30, 2017	Nine months ended September 30, 2016	Change(%)
Office
Net sales:
External customers	1,371,094	1,320,206	+	3.9
Intersegment	1,635	1,763	-	7.3

Total	1,372,729	1,321,969	+	3.8

Operating cost and expenses	1,219,371	1,201,108	+	1.5

Operating profit	153,358	120,861	+	26.9

Imaging System
Net sales:
External customers	794,846	769,836	+	3.2
Intersegment	422	711	-	40.6

Total	795,268	770,547	+	3.2

Operating cost and expenses	678,376	677,836	+	0.1

Operating profit	116,892	92,711	+	26.1

Medical System
Net sales:
External customers	331,477	-		-
Intersegment	1,028	-		-

Total	332,505	-		-

Operating cost and expenses	314,940	-		-

Operating profit	17,565	-		-

Industry and Others
Net sales:
External customers	462,307	346,272	+	33.5
Intersegment	64,113	62,754	+	2.2

Total	526,420	409,026	+	28.7

Operating cost and expenses	485,733	404,740	+	20.0

Operating profit	40,687	4,286	+	849.3

Corporate and Eliminations
Net sales:
External customers	-	-		-
Intersegment	(67,198)	(65,228)		-

Total	(67,198)	(65,228)		-

Operating cost and expenses	8,861	3,932		-

Operating profit	(76,059)	(69,160)		-

Consolidated
Net sales:
External customers	2,959,724	2,436,314	+	21.5
Intersegment	-	-		-

Total	2,959,724	2,436,314	+	21.5

Operating cost and expenses	2,707,281	2,287,616	+	18.3

Operating profit	252,443	148,698	+	69.8

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Operating results for the nine months ended September 30, 2016 were not restated since they were not material.

*Operating results pertaining to TMSC, a company acquired in December 2016, are included in “Medical System” for the the nine months ended September 30, 2017. Amortization costs of identified intangible assets resulting from the purchase price allocation of TMSC are included in “Corporate and Eliminations”.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

7. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

         None.

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)  GROUP POSITION

1.	Number of Group Companies

	September 30, 2017	December 31, 2016	Change
Subsidiaries	376	367	9
Affiliates	7	9	(2)
Total	383	376	7

2.	Change in Group Entities

Subsidiaries
Addition:	15 companies
Removal:	6 companies

Affiliates (Carried at Equity Basis)
Removal:	2 companies

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2)  SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

9. NOTE FOR NON-GAAP FINANCIAL MEASURES

We have reported our financial results in accordance with U.S. generally accepted accounting principles (U.S. GAAP). In addition, we have discussed our results using “Free cash flow” which is non-GAAP measure.

We believe this measure is beneficial to an investor’s understanding on Canon’s current liquidity and the alternatives of use in financing activities because it takes into consideration its operating and investing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with GAAP are set forth on the following table.

Billions of yen
Nine months ended September 30, 2017
Net cash provided by operating activities	414.5
Net cash used in investing activities	(132.2)

Free cash flow	282.4

Canon Inc.

October 24, 2017

CONSOLIDATED RESULTS FOR THE THIRD QUARTER

AND NINE MONTHS ENDED SEPTEMBER 30, 2017

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1

2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2

3.	OTHER INCOME / DEDUCTIONS	S 2

4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3

5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3

6.	PROFITABILITY	S 4

7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4

8.	STATEMENTS OF CASH FLOWS	S 4

9.	R&D EXPENDITURE	S 5

10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5

11.	INVENTORIES	S 5

12.	DEBT RATIO	S 5

13.	OVERSEAS PRODUCTION RATIO	S 5

14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen)

	2017			2016			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Japan
Office	88,460	277,876	-	88,993	279,531	378,834	-0.6%	-0.6%	-
Imaging System	40,708	114,606	-	38,933	116,130	179,304	+4.6%	-1.3%	-
Medical System	40,222	150,612	-	-	-	-	-	-	-
Industry and Others	31,282	99,042	-	36,881	106,222	148,841	-15.2%	-6.8%	-
Total	200,672	642,136	886,200	164,807	501,883	706,979	+21.8%	+27.9%	+25.4%
Overseas
Office	355,319	1,093,218	-	321,715	1,040,675	1,426,028	+10.4%	+5.0%	-
Imaging System	229,670	680,240	-	209,033	653,706	914,987	+9.9%	+4.1%	-
Medical System	71,105	180,865	-	-	-	-	-	-	-
Industry and Others	137,724	363,265	-	83,283	240,050	353,493	+65.4%	+51.3%	-
Total	793,818	2,317,588	3,193,800	614,031	1,934,431	2,694,508	+29.3%	+19.8%	+18.5%
Americas
Office	147,997	445,727	-	136,758	429,270	582,297	+8.2%	+3.8%	-
Imaging System	72,185	219,446	-	67,007	206,339	297,403	+7.7%	+6.4%	-
Medical System	31,419	75,905	-	-	-	-	-	-	-
Industry and Others	22,491	63,160	-	20,992	60,468	83,844	+7.1%	+4.5%	-
Total	274,092	804,238	1,102,900	224,757	696,077	963,544	+22.0%	+15.5%	+14.5%
Europe
Office	135,861	425,948	-	117,393	397,791	556,353	+15.7%	+7.1%	-
Imaging System	68,940	210,308	-	64,163	209,968	293,894	+7.4%	+0.2%	-
Medical System	23,293	57,412	-	-	-	-	-	-	-
Industry and Others	15,662	45,643	-	12,984	43,440	63,276	+20.6%	+5.1%	-
Total	243,756	739,311	1,032,700	194,540	651,199	913,523	+25.3%	+13.5%	+13.0%
Asia and Oceania
Office	71,461	221,543	-	67,564	213,614	287,378	+5.8%	+3.7%	-
Imaging System	88,545	250,486	-	77,863	237,399	323,690	+13.7%	+5.5%	-
Medical System	16,393	47,548	-	-	-	-	-	-	-
Industry and Others	99,571	254,462	-	49,307	136,142	206,373	+101.9%	+86.9%	-
Total	275,970	774,039	1,058,200	194,734	587,155	817,441	+41.7%	+31.8%	+29.5%
Intersegment
Office	548	1,635	-	513	1,763	2,957	+6.8%	-7.3%	-
Imaging System	143	422	-	222	711	998	-35.6%	-40.6%	-
Medical System	806	1,028	-	-	-	-	-	-	-
Industry and Others	22,471	64,113	-	20,720	62,754	82,326	+8.5%	+2.2%	-
Eliminations	(23,968)	(67,198)	-	(21,455)	(65,228)	(86,281)	-	-	-
Total	0	0	0	0	0	0	-	-	-
Total
Office	444,327	1,372,729	1,867,100	411,221	1,321,969	1,807,819	+8.1%	+3.8%	+3.3%
Imaging System	270,521	795,268	1,133,000	248,188	770,547	1,095,289	+9.0%	+3.2%	+3.4%
Medical System	112,133	332,505	439,000	-	-	-	-	-	-
Industry and Others	191,477	526,420	730,000	140,884	409,026	584,660	+35.9%	+28.7%	+24.9%
Eliminations	(23,968)	(67,198)	(89,100)	(21,455)	(65,228)	(86,281)	-	-	-
Total	994,490	2,959,724	4,080,000	778,838	2,436,314	3,401,487	+27.7%	+21.5%	+19.9%
									(P)=Projection

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Net sales for 2016 were not restated since they were not material.

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen)

	2017			2016			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Office
External customers	443,779	1,371,094	1,865,000	410,708	1,320,206	1,804,862	+8.1%	+3.9%	+3.3%
Intersegment	548	1,635	2,100	513	1,763	2,957	+6.8%	-7.3%	-29.0%
Total sales	444,327	1,372,729	1,867,100	411,221	1,321,969	1,807,819	+8.1%	+3.8%	+3.3%
Operating profit	42,057	153,358	210,500	28,552	120,861	169,486	+47.3%	+26.9%	+24.2%
% of sales	9.5%	11.2%	11.3%	6.9%	9.1%	9.4%	-	-	-
Imaging System
External customers	270,378	794,846	1,132,300	247,966	769,836	1,094,291	+9.0%	+3.2%	+3.5%
Intersegment	143	422	700	222	711	998	-35.6%	-40.6%	-29.9%
Total sales	270,521	795,268	1,133,000	248,188	770,547	1,095,289	+9.0%	+3.2%	+3.4%
Operating profit	39,166	116,892	172,000	29,870	92,711	144,413	+31.1%	+26.1%	+19.1%
% of sales	14.5%	14.7%	15.2%	12.0%	12.0%	13.2%	-	-	-
Medical System
External customers	111,327	331,477	437,900	-	-	-	-	-	-
Intersegment	806	1,028	1,100	-	-	-	-	-	-
Total sales	112,133	332,505	439,000	-	-	-	-	-	-
Operating profit	7,497	17,565	21,500	-	-	-	-	-	-
% of sales	6.7%	5.3%	4.9%	-	-	-	-	-	-
Industry and Others
External customers	169,006	462,307	644,800	120,164	346,272	502,334	+40.6%	+33.5%	+28.4%
Intersegment	22,471	64,113	85,200	20,720	62,754	82,326	+8.5%	+2.2%	+3.5%
Total sales	191,477	526,420	730,000	140,884	409,026	584,660	+35.9%	+28.7%	+24.9%
Operating profit	18,829	40,687	54,000	4,409	4,286	7,448	+327.1%	+849.3%	+625.0%
% of sales	9.8%	7.7%	7.4%	3.1%	1.0%	1.3%	-	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-	-	-	-
Intersegment	(23,968)	(67,198)	(89,100)	(21,455)	(65,228)	(86,281)	-	-	-
Total sales	(23,968)	(67,198)	(89,100)	(21,455)	(65,228)	(86,281)	-	-	-
Operating profit	(27,090)	(76,059)	(108,000)	(22,816)	(69,160)	(92,481)	-	-	-
Consolidated
External customers	994,490	2,959,724	4,080,000	778,838	2,436,314	3,401,487	+27.7%	+21.5%	+19.9%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	994,490	2,959,724	4,080,000	778,838	2,436,314	3,401,487	+27.7%	+21.5%	+19.9%
Operating profit	80,459	252,443	350,000	40,015	148,698	228,866	+101.1%	+69.8%	+52.9%
% of sales	8.1%	8.5%	8.6%	5.1%	6.1%	6.7%	-	-	-
							(P)=Projection

3. OTHER INCOME / DEDUCTIONS								(Millions of yen)
	2017			2016			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Interest and dividend, net	1,340	3,952	4,000	731	2,742	3,701	+609	+1,210	+299
Forex gain (loss)	(2,894)	(6,359)	(6,500)	1,938	12,618	(2)	(4,832)	(18,977)	(6,498)
Equity earnings of affiliated companies	206	915	1,200	162	673	890	+44	+242	+310
Other, net	8,690	14,416	16,300	2,417	7,285	11,196	+6,273	+7,131	+5,104
Total	7,342	12,924	15,000	5,248	23,318	15,785	+2,094	(10,394)	(785)
							(P)=Projection

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Operating results for 2016 were not restated since they were not material.

*The actual and projected operating results pertaining to TMSC, a company acquired in December 2016, are included in “Medical System” for 2017. Amortization costs of identified intangible assets resulting from the purchase price allocation of TMSC are included in “Corporate and Eliminations.”

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2017			2016
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Office
Monochrome copiers	16%	15%	16%	16%	16%	16%
Color copiers	21%	21%	22%	21%	21%	21%
Printers	38%	39%	37%	37%	37%	37%
Others	25%	25%	25%	26%	26%	26%
Imaging System
Cameras	62%	62%	62%	61%	61%	61%
Inkjet printers	29%	29%	30%	30%	30%	30%
Others	9%	9%	8%	9%	9%	9%
Industry and Others
Lithography equipment	28%	26%	27%	18%	21%	21%
Others	72%	74%	73%	82%	79%	79%
						(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2017
	3rd quarter	YTD	Year (P)
Office
Japan	-0.6%	-0.6%	-
Overseas	+0.8%	+1.9%	-
Total	+0.5%	+1.4%	+0.6%
Imaging System
Japan	+4.6%	-1.3%	-
Overseas	-0.3%	+1.4%	-
Total	+0.4%	+1.0%	+0.4%
Industry and Others
Japan	-15.2%	-6.8%	-
Overseas	+59.9%	+49.4%	-
Total	+32.7%	+27.5%	+23.6%
Total
Japan	+21.8%	+27.9%	+25.4%
Overseas	+19.9%	+17.0%	+15.2%
Americas	+13.8%	+12.2%	+11.9%
Europe	+12.7%	+10.8%	+8.2%
Asia and Oceania	+34.3%	+29.5%	+27.0%
Total	+20.3%	+19.2%	+17.3%
			(P)=Projection

- S3 -

					Canon Inc.
6. PROFITABILITY
	2017		2016
	YTD	Year (P)	YTD	Year
ROE *1	9.0%	8.8%	5.0%	5.2%
ROA *2	4.8%	4.8%	3.2%	3.1%
*1 Return on Equity; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Shareholders’ Equity				(P)=Projection
*2 Return on Assets; Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates							(Yen)
	2017				2016
	3rd quarter	YTD	4th quarter (P)	Year (P)	3rd quarter	YTD	Year
Yen/US$	110.93	111.82	112.00	111.88	102.33	108.25	108.58
Yen/Euro	130.42	124.39	132.00	126.49	114.25	121.13	120.25
							(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)			(Billions of yen)
	2017
	3rd quarter	YTD	Year (P)
US$	+26.1	+33.9	+38.6
Euro	+24.1	+15.9	+41.7
Other currencies	+7.1	+5.3	+9.5
______________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

    Total

	+57.3	+55.1	+89.8
			(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2017
	4th quarter (P)
On sales
US$	3.8
Euro	1.9
On operating profit
US$	1.3
Euro	1.0
	(P)=Projection

8. STATEMENTS OF CASH FLOWS					(Millions of yen)
		2017			2016
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Net cash provided by operating activities	105,400	414,506	550,000	102,156	343,363	500,283
Net cash used in investing activities	(24,314)	(132,152)	(220,000)	(48,817)	(824,909)	(837,125)
Free cash flow	81,086	282,354	330,000	53,339	(481,546)	(336,842)
Net cash provided by (used in) financing activities	(134,728)	(269,843)	(320,000)	(83,544)	436,339	355,692
Effect of exchange rate changes on cash and cash equivalents	6,657	4,137	(200)	(4,495)	(53,926)	(22,270)
Net change in cash and cash equivalents	(46,985)	16,648	9,800	(34,700)	(99,133)	(3,420)
Cash and cash equivalents at end of period	646,841	646,841	640,000	534,480	534,480	630,193
						(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE						(Millions of yen)
	2017			2016
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Office	22,210	67,266	-	23,047	73,003	94,440
Imaging System	23,577	68,469	-	21,184	67,890	91,752
Medical System	9,204	27,816	-	-	-	-
Industry and Others	15,895	47,907	-	15,125	48,923	67,887
Corporate and Eliminations	10,605	31,786	-	13,634	38,608	48,297
Total	81,491	243,244	330,000	72,990	228,424	302,376
% of sales	8.2%	8.2%	8.1%	9.4%	9.4%	8.9%
						(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION						(Millions of yen)
	2017			2016
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Increase in PP&E	35,712	104,541	175,000	39,452	130,442	171,597
Depreciation and amortization	67,665	194,280	255,000	63,483	185,855	250,096
						(P)=Projection

11. INVENTORIES
(1) Inventories			(Millions of yen)
	2017	2016	Difference
	Sep.30	Dec.31
Office	222,714	205,656	+17,058
Imaging System	163,646	127,386	+36,260
Medical System	76,608	-	+76,608
Industry and Others	158,031	227,694	(69,663)
Total	620,999	560,736	+60,263

(2) Inventories/Sales*			(Days)
	2017	2016	Difference
	Sep.30	Dec.31
Office	44	42	+2
Imaging System	54	41	+13
Medical System	70	-	-
Industry and Others	90	152	(62)
Total	57	59	(2)
*Index based on the previous six months sales.

12. DEBT RATIO
	2017	2016	Difference
	Sep.30	Dec.31
Total debt / Total assets	11.6%	11.9%	-0.3%

13. OVERSEAS PRODUCTION RATIO
	2017	2016
	YTD	Year
Overseas production ratio	38%	44%

14. NUMBER OF EMPLOYEES
	2017	2016	Difference
	Sep.30	Dec.31
Japan	73,957	72,913	+1,044
Overseas	125,073	124,760	+313
Total	199,030	197,673	+1,357

*Canon newly established “Medical System” Business Unit effective at the beginning of the second quarter of 2017, and certain businesses included in Industry and Others Business Unit have been reclassified. Operating results for 2016 were not restated since they were not material.

- S5 -